FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia, Japan or any other Restricted Jurisdiction.

7 September 2009

RECOMMENDED CASH OFFER FOR THE ENTIRE ISSUED AND TO BE ISSUED SHARE CAPITAL OF GLENCAR MINING PLC BY GOLD FIELDS METALS BV

OFFER DECLARED WHOLLY UNCONDITIONAL

On 7 August 2009, Gold Fields Metals BV ("**Gold Fields**"), a wholly owned subsidiary of Gold Fields Limited, announced that the offer document (the "**Offer Document**") containing the full terms and conditions of the recommended cash offer by Gold Fields for the entire issued and to be issued share capital of Glencar Mining plc ("**Glencar**") (the "**Offer**") had been published and sent to eligible Glencar Shareholders, together with the Form of Acceptance.

Gold Fields is pleased to announce that all the conditions of the Offer have now been satisfied or waived and that, accordingly, the Offer is declared unconditional in all respects.

1. Levels of Acceptance

Pursuant to paragraph (a) of Part A of Appendix I of the Offer Document, the Offer was made subject to valid acceptances being received in respect of such number of Glencar shares which represent in aggregate not less than 80 per cent. in nominal value of the Glencar Shares (or such lower percentage, being more than 50 per cent. as Gold Fields may determine in its sole discretion).

As at 1.00 p.m. (Dublin time) on 4 September 2009, Gold Fields had received valid acceptances in respect of 252,927,920 Glencar Shares representing approximately 83.16 per cent. in nominal value of the existing issued ordinary share capital of Glencar.

Gold Fields is therefore pleased to announce that the 80 per cent. acceptance condition in respect of the Offer has been satisfied.

The total number of valid acceptances set out above includes acceptances received in respect of:

(i) 6,911,583 Glencar Shares (representing, in aggregate, approximately 2.3 per cent. in nominal value of the existing issued share capital of Glencar) which were subject to irrevocable commitments procured by Gold Fields from the directors of Glencar who are Glencar shareholders (directly or indirectly); and

(ii) 90,231,197 Glencar Shares (representing, in aggregate, approximately 29.7 per cent. in nominal value of the existing issued share capital of Glencar) which were subject to irrevocable commitments procured by Gold Fields from Gold Fields Netherlands Services BV, a person acting in concert with Gold Fields and another wholly owned subsidiary of Gold Fields Limited.

Neither Gold Fields nor any of its associates have any outstanding irrevocable commitments or letters of intent in respect of Glencar Shares.

Save as disclosed in this announcement, neither Gold Fields, nor any person acting in concert with Gold Fields, is interested in or has any rights to subscribe for, any Glencar Shares nor does any such person have any short positions in relation to Glencar Shares.

2. **Settlement**

The consideration due to Glencar Shareholders who have provided valid and complete acceptances under the Offer on or before the date of this announcement will be dispatched by 18 September 2009. The consideration due to Glencar Shareholders who provide valid and complete acceptances under the Offer after the date of this announcement but while the Offer remains open for acceptance will be dispatched within 14 days of such receipt.

3. **Offer open for acceptance**

The Offer will remain open for acceptance until further notice.

4. **Further Acceptances**

If you hold your Glencar Shares in certificated form (that is, not in CREST), to accept the Offer, the Form of Acceptance should be completed, signed, witnessed and returned, together with your share certificate(s) and/or other document(s) of title, in the envelope to be provided (reply-paid within Ireland and the UK) by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible.

If you hold your Glencar Shares in uncertificated form (that is, in CREST), then to accept the Offer, the Form of Acceptance should be completed, signed, witnessed and returned in the envelope to be provided (reply-paid within Ireland and the UK) by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and, you should ensure that you send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction in accordance with the procedure set out in paragraph 17(d) of the letter from Gold Fields in Part II of the Offer Document as soon as possible.

Glencar Shareholders whose Glencar Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in accepting the Offer.

If you are in any doubt as to the procedure for acceptance of the Offer or require assistance with completion of the Form of Acceptance, please contact Computershare Investor Services (Ireland) Limited by telephone on + 353 1 447 5472.

Full details of the acceptance procedures are set out in the Offer Document which was posted on 7 August 2009.

5. **Compulsory acquisition, delisting and cancellation of trading**

Gold Fields intends to apply the provisions of section 204 of the Companies Act, 1963 to acquire compulsorily any Glencar Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise on the same terms as the Offer.

Gold Fields has requested that Glencar applies for cancellation of the admission to trading of the Glencar Shares on AIM and IEX. It is expected that this cancellation will take effect from 7.00 a.m. on Monday 5 October 2009.

6. **Other**

Terms used in this announcement shall have the same meaning given to them in the Offer Document, unless the context requires otherwise.

Enquiries:

Gold Fields

Willie Jacobsz	Tel +1 508 839-1188
email Willie.jacobsz@gfexpl.com	Mobile +1 857 241-7127
Nikki Catrakilis-Wagner	Tel +27 11 562-9706
email Nikki.Catrakilis-Wagner@goldfields.co.za	Mobile +27 (0) 83 309-6720

Financial Adviser to Gold Fields

Canaccord Adams	Tel + 44 (0)207 050 6500
Robert Finlay	
Henry Fitzgerald-O'Connor	

Sources and basis of Information

The existing issued ordinary share capital of Glencar is based upon **304,151,764** Glencar Shares in issue and includes the 2,250,000 Glencar Options that were exercised on 11 August 2009.

The directors of Gold Fields accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Gold Fields (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Canaccord Adams, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Gold Fields and no one else in connection with the Offer and Canaccord will not regard any other person as a client in relation to the Offer and will not be responsible to anyone other than Gold Fields for providing the protections afforded exclusively to its clients or for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement does not constitute an offer or invitation to purchase, sell, subscribe or exchange or the solicitation of an offer to purchase, sell, subscribe or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise.

The distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including Canada, Australia or Japan. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document or any document by which the Offer is made.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement shall be available to Glencar employees on Glencar's website (*www.glencarmining.ie*).

Important Additional Information and Where to Find It

In connection with the Offer, Gold Fields has posted to the shareholders of Glencar the Offer Document. Shareholders of Glencar are urged to read the Offer Document and the other relevant materials because they will contain important information about Glencar or Gold Fields and the proposed Offer and related matters.

In accordance with normal Irish and United Kingdom market practice, Gold Fields or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Glencar Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and shall comply with applicable laws and the Irish Takeover Rules. The Offeror will disclose purchases of Glencar Shares in the United States to the extent that such information is made public in Ireland or the United Kingdom.

Neither the SEC nor any state securities commission has passed upon the adequacy or accuracy of the disclosure in the Offer Document. Any representation to the contrary is a criminal offence in the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 September 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs